SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 May 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 02 May 2019 re: Q1 2019 Interim Management Statement

Lloyds Banking Group plc

Q1 2019 Interim Management Statement

2 May 2019

GROUP CHIEF EXECUTIVE'S STATEMENT

In the first three months of 2019 we have again delivered a strong business performance with continued strategic progress, increased statutory and underlying profit and strong financial returns. While Brexit uncertainty persists, and continued uncertainty could further impact the economy, I remain confident that our unique business model, and in particular our market leading efficiency and targeted investment, will continue to deliver superior performance and returns for our customers and shareholders.
António Horta-Osório
Group Chief Executive

HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2019

Good progress against strategic priorities with accelerated investment in the business
●          Strategic investment of £1.2 billion since launch of GSR3 in February 2018
●          Further progress on digitising the Group and enhancing customer propositions
●          MBNA migration completed ahead of schedule with increased return on investment of 18 per cent expected
●          Schroders Personal Wealth on track to launch in second quarter

Continued strong business performance with increased profits and market leading returns
●          Statutory profit after tax of £1.2 billion up 2 per cent with strong return on tangible equity of 12.5 per cent and earnings per share up 2 per cent to 1.49 pence
●          Underlying profit of £2.2 billion up 8 per cent driven by increased net income and lower operating costs
●          Net income increased by 2 per cent to £4.4 billion with a robust net interest margin of 2.91 per cent, higher other income and lower operating lease depreciation
●          Total costs of £1,977 million down 4 per cent driven by lower operating costs and remediation charges
●          Cost:income ratio further improved to 44.7 per cent with positive jaws of 6 per cent
●          Credit quality remains strong, with no deterioration in credit risk. Net asset quality ratio of 25 basis points up on fourth quarter reflecting expected lower releases and write backs
●          Statutory profit before tax of £1.6 billion with higher underlying profit offset by movements in below the line items, including an estimated charge for exiting the Standard Life Aberdeen investment management agreement
●          Tangible net assets per share increased to 53.4 pence driven by strong underlying profit

Balance sheet strength maintained with lower capital requirement
●          CET1 capital build of 31 basis points in the quarter after the expected one off impact from the implementation of IFRS 16 (11 basis points); CET1 ratio of 14.2 per cent, pre dividend accrual
●          Systemic Risk Buffer confirmed by the PRA at 200 basis points for the Ring Fenced Bank, equivalent to 170 basis points for the Group, 40 basis points lower than previously included in guidance due to management action
●          As a result of the lower Systemic Risk Buffer and net 30 basis point reduction in the Pillar 2A announced in July 2018, the Board's view of the current level of capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties has reduced from around 13 per cent to around 12.5 per cent, plus a management buffer of around 1 per cent

Financial targets for 2019 and the longer term reaffirmed
●          Net interest margin of c.2.90 per cent in 2019 and resilient through the plan period
●          Ongoing capital build of 170 to 200 basis points per annum
●          Net asset quality ratio expected to be less than 30 basis points in 2019 and through the plan period
●          Operating costs to be less than £8 billion in 2019; cost:income ratio expected to fall every year and be in the low 40s exiting 2020, including remediation
●          Return on tangible equity of 14 to 15 per cent in 2019

INCOME STATEMENT − UNDERLYING BASIS

	Quarter	Quarter		Quarter
	ended	ended		ended
	31 Mar	31 Mar		31 Dec
	2019	2018	Change	2018	Change
	£m	£m	%	£m	%

Net interest income	3,083	3,171	(3)	3,170	(3)
Other income	1,506	1,411	7	1,400	8
Operating lease depreciation	(219)	(252)	13	(225)	3
Vocalink gain on sale	50	-		-
Net income	4,420	4,330	2	4,345	2
Operating costs	(1,957)	(2,008)	3	(2,151)	9
Remediation	(20)	(60)	67	(234)	91
Total costs	(1,977)	(2,068)	4	(2,385)	17
Impairment	(275)	(258)	(7)	(197)	(40)
Underlying profit	2,168	2,004	8	1,763	23
Restructuring	(126)	(138)	9	(267)	53
Volatility and other items	(339)	(174)	(95)	(270)	(26)
Payment protection insurance provision	(100)	(90)	(11)	(200)	50
Statutory profit before tax	1,603	1,602	-	1,026	56
Tax expense1	(403)	(431)	6	(260)	(55)
Statutory profit after tax1	1,200	1,171	2	766	57

Earnings per share	1.49p	1.47p	2	0.88p	69

Banking net interest margin	2.91%	2.93%	(2)bp	2.92%	(1)bp
Average interest-earning banking assets	£433bn	£437bn	(1)	£436bn	(1)
Cost:income ratio	44.7%	47.8%	(3.1)pp	54.9%	(10.2)pp
Cost:income ratio excluding remediation	44.3%	46.4%	(2.1)pp	49.5%	(5.2)pp
Asset quality ratio	0.25%	0.23%	2bp	0.18%	7bp
Underlying return on tangible equity	17.0%	15.4%	1.6pp	13.6%	3.4pp
Return on tangible equity	12.5%	12.3%	0.2pp	7.8%	4.7pp

KEY BALANCE SHEET METRICS

	At 31 Mar	At 31 Mar	Change	At 31 Dec	Change
	2019	2018	%	2018	%

Loans and advances to customers2	£441bn	£445bn	(1)	£444bn	(1)
Customer deposits3	£417bn	£413bn	1	£416bn	-
Loan to deposit ratio	106%	108%	(2)pp	107%	(1)pp
CET1 ratio pre dividend accrual4,5	14.2%	14.4%	(0.2)pp	13.9%	0.3pp
CET1 ratio4,5	13.9%	14.1%	(0.2)pp	13.9%	-
Transitional MREL ratio4,5	31.5%	27.4%	4.1pp	32.6%	(1.1)pp
UK leverage ratio4,5	5.3%	5.3%	-	5.6%	(0.3)pp
Risk-weighted assets	£208bn	£211bn	(1)	£206bn	1
Tangible net assets per share	53.4p	52.3p	1.1p	53.0p	0.4p

1	Comparatives restated to reflect amendments to IAS 12, see basis of presentation.
2	Excludes reverse repos of £49.3 billion (31 March 2018: £21.8 billion, 31 December 2018: £40.5 billion).
3	Excludes repos of £5.0 billion (31 March 2018: £3.3 billion, 31 December 2018: £1.8 billion).
4
The CET1, MREL and leverage ratios at 31 December 2018 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in February 2019 in relation to prior year earnings. The CET1 ratios are also reported post share buyback.

5	Incorporating profits, net of foreseeable dividends (unless otherwise stated), for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended
	31 Mar	31 Dec	30 Sept	30 June	31 Mar
	2019	2018	2018	2018	2018
	£m	£m	£m	£m	£m

Net interest income	3,083	3,170	3,200	3,173	3,171
Other income	1,506	1,400	1,486	1,713	1,411
Operating lease depreciation	(219)	(225)	(234)	(245)	(252)
Vocalink gain on sale	50	-	-	-	-
Net income	4,420	4,345	4,452	4,641	4,330
Operating costs	(1,957)	(2,151)	(1,990)	(2,016)	(2,008)
Remediation	(20)	(234)	(109)	(197)	(60)
Total costs	(1,977)	(2,385)	(2,099)	(2,213)	(2,068)
Impairment	(275)	(197)	(284)	(198)	(258)
Underlying profit	2,168	1,763	2,069	2,230	2,004
Restructuring	(126)	(267)	(235)	(239)	(138)
Volatility and other items	(339)	(270)	(17)	(16)	(174)
Payment protection insurance provision	(100)	(200)	-	(460)	(90)
Statutory profit before tax	1,603	1,026	1,817	1,515	1,602
Tax expense1	(403)	(260)	(394)	(369)	(431)
Statutory profit after tax1	1,200	766	1,423	1,146	1,171

Banking net interest margin	2.91%	2.92%	2.93%	2.93%	2.93%
Average interest-earning banking assets	£433bn	£436bn	£435bn	£436bn	£437bn

Cost:income ratio	44.7%	54.9%	47.1%	47.7%	47.8%
Cost:income ratio excluding remediation	44.3%	49.5%	44.7%	43.4%	46.4%

Asset quality ratio	0.25%	0.18%	0.25%	0.18%	0.23%
Gross asset quality ratio	0.30%	0.30%	0.30%	0.26%	0.27%

Underlying return on tangible equity	17.0%	13.6%	15.9%	17.3%	15.4%
Return on tangible equity	12.5%	7.8%	14.8%	11.9%	12.3%

Loans and advances to customers2	£441bn	£444bn	£445bn	£442bn	£445bn
Customer deposits3	£417bn	£416bn	£422bn	£418bn	£413bn
Loan to deposit ratio	106%	107%	105%	106%	108%
Risk-weighted assets	£208bn	£206bn	£207bn	£211bn	£211bn
Tangible net assets per share	53.4p	53.0p	51.3p	52.1p	52.3p

1	Comparatives restated to reflect amendments to IAS 12, see basis of presentation.
2	Excludes reverse repos.
3	Excludes repos.

BALANCE SHEET ANALYSIS

	At 31 Mar	At 31 Mar		At 31 Dec
	2019	2018	Change	2018	Change
	£bn	£bn	%	£bn	%
Loans and advances to customers
Open mortgage book	264.1	266.7	(1)	266.6	(1)
Closed mortgage book	20.5	22.8	(10)	21.2	(3)
Credit cards	17.7	18.0	(2)	18.1	(2)
UK Retail unsecured loans	8.1	7.8	4	7.9	3
UK Motor Finance	15.3	13.8	11	14.6	5
Overdrafts	1.2	1.2	-	1.3	(8)
Retail other1	8.5	8.0	6	8.6	(1)
SME2	32.1	31.4	2	31.8	1
Mid Markets	30.6	29.3	4	31.7	(3)
Global Corporates and Financial Institutions	34.3	32.2	7	34.4	-
Commercial Banking other	4.6	8.5	(46)	4.3	7
Wealth	0.9	0.8	13	0.9	-
Central items	2.6	4.0	(35)	3.0	(13)
Loans and advances to customers3	440.5	444.5	(1)	444.4	(1)

Customer deposits
Retail current accounts	75.2	72.7	3	73.7	2
Commercial current accounts2	33.9	29.7	14	34.9	(3)
Retail relationship savings accounts	144.7	148.9	(3)	145.9	(1)
Retail tactical savings accounts	15.6	18.7	(17)	16.8	(7)
Commercial deposits2,4	133.0	129.7	3	130.1	2
Wealth	13.9	13.4	4	14.1	(1)
Central items	0.7	0.3		0.8	(13)
Total customer deposits5	417.0	413.4	1	416.3	-

Total assets6	818.3	805.1	2	797.6	3
Total liabilities6	767.8	756.4	2	747.4	3

Shareholders' equity	43.8	43.0	2	43.4	1
Other equity instruments	6.5	5.4	20	6.5	-
Non-controlling interests	0.2	0.3	(33)	0.3	(33)
Total equity	50.5	48.7	4	50.2	1

Ordinary shares in issue, excluding own shares	71,165m	72,128m	(1)	71,149m	-

1	Retail other primarily includes Europe.
2	Includes Retail Business Banking.
3	Excludes reverse repos.
4	Contains all Commercial interest-bearing accounts.
5	Excludes repos.
6	The adoption of IFRS 16 on 1 January 2019 resulted in the recognition of a right-of-use asset of £1.7 billion and lease liabilities of £1.8 billion.

REVIEW OF PERFORMANCE

Continued strong business performance with increased profits and market leading returns

The Group's statutory profit after tax was £1,200 million, up 2 per cent, with higher underlying profit offset by movements in below the line items. The Group's underlying profit of £2,168 million was 8 per cent higher driven by increased net income and lower operating costs. Earnings per share increased 2 per cent to 1.49 pence and statutory return on tangible equity remained strong at 12.5 per cent.

Net income of £4,420 million was 2 per cent higher than in the first quarter of 2018 with higher other income and lower operating lease depreciation. Net interest income of £3,083 million was down 3 per cent reflecting a lower net interest margin and average interest-earning assets. Net interest margin remained robust at 2.91 per cent and is in line with guidance, with lower deposit costs and increased contribution from higher hedgeable balances offset by continued pressure on asset margins. Average interest-earning assets were lower with growth in targeted segments offset by reduced mortgage balances. Other income increased by 7 per cent including a £136 million benefit in Insurance and Wealth from the planned change in investment management provider. In addition, the Group has recognised a £50 million performance related earn out following the 2017 sale of Vocalink. Operating lease depreciation reduced by 13 per cent mainly due to robust used car prices.

Total costs of £1,977 million were 4 per cent lower than in the same period last year driven by lower operating costs and remediation charges. Operating costs reduced by 3 per cent and the cost:income ratio reduced further to 44.7 per cent with positive jaws of 6 per cent.

Credit quality remains strong, with no deterioration in credit risk and the gross asset quality ratio of 30 basis points stable on the previous quarter. The impairment charge increased on the fourth quarter to £275 million with a net asset quality ratio of 25 basis points, both reflecting expected lower releases and write backs.

Restructuring costs for the quarter were £126 million and down 9 per cent on prior year, primarily reflecting the completion of the migration of MBNA, severance costs relating to the Group's strategic investment plans and the initial costs to establish the personal wealth joint venture with Schroders. Volatility and other items of £339 million includes adverse movements in banking volatility and an estimated charge for exiting the Standard Life Aberdeen investment management agreement. An additional charge of £100 million was taken for Payment Protection Insurance in the first quarter of 2019 reflecting increased costs from higher gross complaint volumes. Net complaints remain in line with the Group's expectation of around 13,000 per week.

Balance sheet strength maintained with lower capital requirement

Loans and advances to customers were £441 billion with growth in targeted segments in the last 12 months, including £0.7 billion in SME and £1.5 billion in UK Motor Finance, offset by a reduction of £4.9 billion in mortgages. Open mortgage book balances were down £2.5 billion on 31 December 2018 driven by expected maturities and ongoing pricing discipline. The Group continues to expect the open mortgage book at the year-end to be in line with 2018.

Risk-weighted assets increased in the quarter to £208 billion with the reduction in low risk-weighted mortgage assets in the last three months offset by the risk-weighted asset increase from the implementation of IFRS 16.

The Group continues to optimise funding and target current account balance growth, with Retail current accounts up 3 per cent over the last 12 months to £75.2 billion (31 March 2018: £72.7 billion) and Commercial Banking current accounts up 14 per cent over the same period to £33.9 billion (31 March 2018: £29.7 billion). The loan to deposit ratio was 106 per cent.

Tangible net assets per share increased to 53.4 pence driven by strong underlying profit.

REVIEW OF PERFORMANCE (continued)

The CET1 ratio strengthened to 14.2 per cent before dividend accrual with an increase of 31 basis points in the quarter primarily driven by underlying performance and the expected one off 11 basis point reduction from the implementation of IFRS 16. After accruing for dividends the CET1 ratio remains strong at 13.9 per cent. The Group remains well positioned to meet its minimum requirement for own funds and eligible liabilities (MREL) from 2020 and, as at 31 March 2019, had a transitional MREL ratio of 31.5 per cent. The UK leverage ratio remains strong at 5.3 per cent.

The Group has been notified by the Prudential Regulation Authority (PRA) that the Systemic Risk Buffer for the Group's Ring Fenced Bank will be 200 basis points which equates to 170 basis points at a Group level. This is less than the 210 basis points previously included in the Group's capital guidance following action to manage the size of the Ring Fenced Bank. This decrease in the Systemic Risk Buffer follows the net 30 basis point reduction in the Group's Pillar 2A, as announced to the market in 2018 and with effect from 1 January 2019. Given these decreases, the Board's view of the current level of capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties has reduced from around 13 per cent to around 12.5 per cent, plus a management buffer of around 1 per cent.

The Group remains strongly capital generative and continues to expect ongoing capital build of 170 to 200 basis points per annum. The Group has a progressive and sustainable ordinary dividend policy and the Board will continue to give consideration to the distribution of surplus capital at the end of the year.

Outlook

We have continued to deliver on our ambitious strategic plan to transform the Group for success in a digital world. While Brexit uncertainty persists and continued uncertainty could further impact the economy, given the current strong performance, we are reaffirming all of our financial targets. This includes the net interest margin remaining resilient around 290 basis points, operating costs below £8 billion in 2019 and a net asset quality ratio below 30 basis points through the plan. As a result, the Group continues to expect a return on tangible equity of 14 to 15 per cent in 2019 and ongoing capital build of 170 to 200 basis points per annum.

ADDITIONAL FINANCIAL INFORMATION

1.         Banking net interest margin and average interest-earning banking assets

	Quarter	Quarter
	ended	ended
	31 Mar	31 Mar
	2019	2018

Group net interest income - statutory basis (£m)	2,113	3,791
Insurance gross up (£m)	878	(678)
Volatility and other items (£m)	92	58
Group net interest income - underlying basis (£m)	3,083	3,171
Non-banking net interest (£m)1	22	(9)
Banking net interest income - underlying basis (£m)	3,105	3,162

Net loans and advances to customers (£bn)2	440.5	444.5
Impairment provision and fair value adjustments (£bn)	4.0	4.2
Non-banking items:
Fee based loans and advances (£bn)	(6.9)	(5.5)
Other non-banking (£bn)	(3.4)	(5.6)
Gross banking loans and advances (£bn)	434.2	437.6
Averaging (£bn)	(0.8)	(0.5)
Average interest-earning banking assets (£bn)	433.4	437.1

Banking net interest margin (%)	2.91	2.93

1 2019 includes impact from the implementation of IFRS 16.
2 Excludes reverse repos.

2.         Return on tangible equity

	Quarter	Quarter
	ended	ended
	31 Mar	31 Mar
	2019	2018

Average shareholders' equity (£bn)	43.6	43.3
Average intangible assets (£bn)	(5.8)	(5.2)
Average tangible equity (£bn)	37.8	38.1

Underlying profit after tax (£m)1	1,636	1,497
Add back amortisation of intangible assets (post tax) (£m)	88	67
Less profit attributable to non-controlling interests and other equity holders (£m)1	(137)	(115)
Adjusted underlying profit after tax (£m)	1,587	1,449

Underlying return on tangible equity (%)	17.0	15.4

Group statutory profit after tax (£m)1	1,200	1,171
Add back amortisation of intangible assets (post tax) (£m)	88	67
Add back amortisation of purchased intangible assets (post tax) (£m)	18	31
Less profit attributable to non-controlling interests and other equity holders (£m)1	(137)	(115)
Adjusted statutory profit after tax (£m)	1,169	1,154

Statutory return on tangible equity (%)	12.5	12.3

1	Comparatives restated to reflect amendments to IAS 12, see basis of presentation.

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2019.
IFRS 16: The Group adopted IFRS 16 Leases from 1 January 2019 and as permitted elected to apply the standard retrospectively with the cumulative effect of initial application being recognised at that date; as required under this option comparative information has not been restated. Upon initial application the Group recognised a right-of-use asset of £1.7 billion (after offsetting existing lease liabilities) and a corresponding lease obligation of £1.8 billion; there was no impact on shareholders' equity.
IAS 12: The Group has also implemented the amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously recognised in equity, is now reported within the tax charge in the income statement. Comparatives have been restated, reducing the tax charge and increasing profit for the quarter ended 31 March 2018 by £24 million; there is no impact on shareholders' equity or earnings per share.

Statutory basis: Statutory profit before tax and statutory profit after tax are included on pages 2 and 3. However, a number of factors have had a significant effect on the comparability of the Group's financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group's underlying performance.
−     restructuring, including severance related costs, the rationalisation of the non-branch property portfolio, the establishment of the Schroders strategic partnership, the integration of MBNA and Zurich's UK workplace pensions and savings business;
−     volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's own debt and hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
−     payment protection insurance provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2019 to the three months ended 31 March 2018, and the balance sheet analysis compares the Group balance sheet as at 31 March 2019 to the Group balance sheet as at 31 December 2018.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position throughout this document. There have been no changes to the definitions used by the Group; further information on these measures is set out on page 61 of the Group's 2018 Results News Release.
Capital: Capital and leverage ratios reported as at 31 March 2019 incorporate profits for the quarter, less foreseeable dividends, that remain subject to formal verification in accordance with the Capital Requirements Regulation.The Q1 2019 Interim Pillar 3 Report can be found at: www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy, plans and/or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the transition from IBORs to alternative reference rates; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this interim management statement may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 02 May 2019